December 10, 2019

QTA: TSX VENTURE

QTRRF: OTCQB International

Quaterra Announces Option Agreements
to Acquire Butte Valley Porphyry Copper-Gold Prospect, Nevada

VANCOUVER, B.C. - Quaterra Resources Inc. today announced that its wholly-owned subsidiary, Six Mile Mining Company, has signed two option agreements providing it with the right to purchase a 100% interest in 678 unpatented mining claims associated with the Butte Valley prospect, a large, partially explored porphyry copper-gold system located in eastern Nevada about 40 miles north of Ely in north-central White Pine County.

"With these agreements we have the opportunity to acquire a strategic land position over the Butte Valley copper-gold target on very reasonable terms and with no onerous long term financial obligations," says Quaterra President and CEO Gerald Prosalendis. "Butte Valley fits our acquisition profile. It hosts a large porphyry copper-gold system in a mining-friendly state with well-developed infrastructure and where it is feasible to permit, develop and build a mine. It can also be moved to a drill-ready stage relatively quickly because of previous exploration work."

Quaterra is looking for a partner with which to explore the Butte Valley system, including a program of data compilation and geophysics to define targets for several deep drill holes, both within and adjacent to the area of historic exploration. Butte Valley was discovered in the 1960s through the drilling of a large magnetic anomaly. The sulfide system, which covers an area of at least two square miles, is totally blind and is buried below approximately 2,000 feet of gravels and a gravity slide block. Seventeen widely spaced holes have been drilled in the project, the last in 1980. Multiple targets exist, with the property prospective for both high-grade skarn and chalcocite-enriched porphyry copper-gold mineralization.

Today's announcement includes Quaterra subsidiary, Six Mile Mining, signing a lease agreement with North Exploration, LLC, a Nevada prospecting syndicate, giving it the option to purchase 600 unpatented claims covering most of known mineralization at Butte Valley. Under the terms of the agreement, Quaterra paid $5,000 to lease the property until August 2020. Thereafter Quaterra will pay $45,000 in August 2020; $50,000 in August 2021; $100,000 in August 2022; $200,000 in August 2023; and $200,000 in August 2024. Quaterra has the option to purchase the property at any time for $600,000, less previous amounts paid. North Exploration will retain a 2.5% Net Smelter Returns ("NSR") royalty, which Quaterra can reduce to 1.5% by paying $1 million. It can be further reduced to 1% within the first 10 years by Quaterra paying $5 million. (All amounts are in U.S. dollars). Quaterra has the right to explore and develop the property under a budget that it will determine at its sole discretion. It also has the right to terminate the lease agreement at anytime. Quaterra will be responsible for land payments associated with the property.

Six Mile Mining has also signed an option agreement with Nevada Select Royalty, Inc., a wholly-owned subsidiary of Ely Gold Royalties Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley copper-gold system. Quaterra will make the following payments to Nevada Select during the five-year option period: $15,000 on the effective date; $35,000 on the first anniversary of the agreement; and four payments of $50,000 each on the subsequent four anniversaries of the agreement. Quaterra will also reimburse Nevada Select for staking costs and pay the claim fees during the option period. Upon exercise of the option to purchase, Nevada Select will be granted a 2% NSR. Quaterra will have the right for ten years to reduce the NSR to 1% by paying $10 million. Quaterra has the right to terminate the lease agreement at its discretion.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the Chairman of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. Quaterra also has the right to earn a 90% interest in the Groundhog copper-gold prospect in Southwest Alaska. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,

Gerald Prosalendis, President and CEO

Quaterra Resources Inc.

For more information please contact:

Gerald Prosalendis, President and CEO
250-940-3581

Tom Patton, Chairman

604-641-2758

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as "will", "may", "intends", "anticipates", "offers the potential", "suggests", "plans", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Butte Valley assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release